Report of Independent Registered Public Accounting Firm

To the Members of
MBX Clearing LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MBX Clearing LLC (the Company) stated that the Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities to (a) propriety trading, the Company (b) did not directly or indirectly receive, hold or owe funds or securities for or to customers, the Company (c) did not carry accounts of or for customers and the Company (d) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2023 without exception. MBX Clearing LLC's management is responsible for compliance with exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MBX Clearing LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 to SEC Release 34-70073.

Baker Tilly US, LLP

New York, New York
February 28, 2024



MBX Clearing LLC

MBX Clearing LLC's Exemption Report

MBX Clearing LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to § 240.17a-5 are limited to (1) proprietary trading, the Company (2) did not directly or indirectly receive, hold or owe funds or securities for or to customers, the Company (3) did not carry accounts of or for customers and the Company (4) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

MBX Clearing LLC

We, Cavitt Randall and Robert Zimmel, swear (or affirm) that, to the best of our knowledge and belief, this Exemption Report is true and correct.

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Cavitt Randall
Chief Executive Officer
2/28/2024

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Robert Zimmel
Chief Financial Officer & FinOp
2/28/2024